CHANTICLEER HOLDINGS, INC.
The Rotunda, 4201 Congress Street, Suite 145
Charlotte, North Carolina 28209

July 10, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  David R. Humphrey, Branch Chief

Re:	Chanticleer Holdings, Inc. (the “Company”) Form 10-K for the year ended December 31, 2008 File Number 814-00709

Dear Mr. Humphrey:

We are in receipt of your letter of June 25, 2009.

Following are our responses to your comments:

Form 10-K (fiscal year ended December 31, 2008)

Management's Discussion and Analysis

Liquidity and Capital Resources, page 11

1.
Please expand the disclosure in the second paragraph to state whether the CEO has made a firm commitment to make loans to you in the amount of $50,000.  If so, disclose the expected repayment terms of the loans, including the rate of interest.  To the extent, such 'loans' will instead be in the form of 'advances,' which have no specific repayment terms please clarify.  In addition, expand the last paragraph to clarify from whom (or which investment) such distribution in the amount of $1,275,000 will be received, and explain the circumstances for the distribution and whether it is represents a cash-out of a portion of or of your entire investment.  It is unclear from your disclosures as how or where such large distribution will be generated.  Finally, disclose that you have borrowed the full amount of $500,000 line of credit, and that such credit line expires in June 2009, and indicated whether you anticipate renewal of the credit line.

Response:

We would change paragraphs 2 and 4 as follows and add an additional paragraph regarding the line of credit:

The Company expects to meet its short-term requirements through the liquidation of one investment to raise approximately $42,000 in cash; return of the advance made for the development rights of Hooters restaurants in Nevada in the remaining amount of $70,000; and a firm commitment for non-interest bearing advances from its CEO in the amount of $50,000.

In the event the acquisitions do not close, the Company expects to have sufficient funds available to meet its requirements until May 2009, when the Company is scheduled to receive a distribution from its investment in Chanticleer Investors LLC in the amount of approximately $1,275,000.  Investors LLC has one asset, a note receivable from Hooters of America, Inc. in the amount of $5,000,000 which is due May 24, 2009.  At that time, the Company plans to repay the line of credit, any other short-term borrowings and have sufficient cash to cover all overhead requirements for at least another year while increasing the funds which Advisors manages.

At December 31, 2008, the Company had drawn the full amount of its bank line-of-credit in the amount of $500,000.  The line-of-credit is due in June 2009 and is expected to be renewed at that time.

Results of Operations, page 11

Revenue

2.
Please expand to disclose how you determined the fair value of the securities received (i.e., the amount to recognize as revenue) in exchange for the services you provided for each year presented.  In this regard, your disclosure should address how you determined the measurement date and the value to assign to the securities received and whether any of the terms of the securities are subject to adjustment after the measurement date.  For guidance, see paragraphs 4-6 of EITF 00-8.  Your revenue recognition policy in the notes to the financial statements on page 25 should also be expanded to describe how the board of directors determines the fair value of the stock received.

Response:

We would add the following in both places:

Pursuant to EITF 00-8, the fair value of the equity instruments received was determined based upon the stock prices as of the date we reached an agreement with the third party.  The terms of the securities are not subject to adjustment after the measurement date.

3.
Expand the disclosure to discuss from whom the securities have been received and whether the transactions were with your related party equity investee Investors LLC.  Further, expand to describe the types of management services you provide and explain why your revenues decreased during the period.

Response:

Management revenues during the years ended December 31, 2008 and 2007 were composed of the following:

	2008	2007

Special Projects Group	$-	$39,380
Total non-affiliate	-	39,380

Chanticleer Investors LLC	100,000	100,000
Syzygy Entertainment, Ltd.	128,555	385,665
Miscellaneous	6,202	5,500
Total affiliate	$234,757	$491,165

For Special Projects Group, we assisted management of the Company in becoming a public company.  They subsequently determined that they did not want to become a public company and our services terminated in 2007.

For Chanticleer Investors LLC, we received $100,000 management fee in each year.  This was calculated as 2% annually of the outstanding loan to Hooters of America, Inc. in the amount of $5,000,000.  This agreement is scheduled to terminate on May 24, 2009, when the loan is due.

For Syzygy Entertainment, Ltd., Mr. Pruitt agreed to act as sole Director and Chief Executive Officer for one year, commencing April 1, 2007,  in exchange for the 342,814 shares issued by Syzygy to the Company.  The asset was valued at a discount to the trading price of the stock, due to limited trading volume, at the time the agreement was reached and the resulting revenue was deferred and recognized over the one-year period, 3/4 in 2007 and 1/4 in 2008.

Revenues decreased, principally due to completing the agreement with Syzygy.

Asset Impairment and Equity in Earnings (Losses) of Investments, page 12

4.
Expand the disclosure under "Asset Impairment" to disclose the impairment occurred in fiscal year 2008 and quantify the total remaining investment in your gas well investments at the most recent balance sheet date.  Disclose and tell us supplementally how you are accounting for the investment in these gas wells (i.e., cost or equity method investment, marketable securities, other), as it is not clear as to the nature of these investments or where they are reflected in the balance sheet.  With regard to "Equity in Earnings (Losses) of Investments," disclose the amount of earnings (losses) for each period presented and explain in detail the reasons for the significant changes.

Response:

Asset Impairment

In 2008, we recorded an impairment loss of $52,216 on our investment in two gas wells, primarily due to a reduction in gas prices from which the estimated future cash flow was calculated.  The carrying value of our investment in the two gas wells was $76,000 at December 31, 2008, and it is included in "Other investments, principally accounted for under the equity method" in the balance sheet.  We are accounting for this investment at cost at December 31, 2008, and have subsequently exchanged it for equity securities with the operator of the properties.

Equity in Earnings (Losses) of Investments

Equity in earnings of investments includes our share of earnings (losses) from investments in which we own at least 20% and less than 50% and are being accounted for using the equity method.  During 2008 we had a net loss of $123,111 and had net earnings of $35,916 in 2007.  In 2008 we experienced a loss of $169,111 from our investment in a mortgage broker, which was liquidated in January 2009.  In addition in 2008, we had earnings of $46,000 from our investment in Chanticleer Investors LLC.  During 2007, we also had earnings of $46,000 from our investment in Chanticleer Investors LLC and had a loss of $10,084 from our investment in the mortgage broker.  The more significant loss in 2008 is primarily due to the problems encountered in the housing and mortgage industries.

Unrealized Gains (Losses) of Marketable Equity Securities, page 12
and
Interest Expense and Realized Gains from Sale of Investments, page 13

5.	For each of these headings please disclose the amounts incurred for each period as reflected on the statements of operations.

Response:  We did not repeat the amounts in this section as they were already individually listed in the statements of operations.  Following are the amounts requested.

	2008	2007
Income (expense):
Unrealized gains (losses) of marketable equity securities	$5,000	$(43,000)
Interest expense	(20,486)	(10,933)
Realized gains from sale of investments	-	24,696

6.
We note the disclosure that your most critical accounting policy is the valuation of investments.  We also note the disclosure in the second paragraph that (i) your valuation process is intended to provide a consistent basis for determining the fair value of your available-for-sale investment, (ii) you will record unrealized loss on investments when you believe that an investment has become impaired, including where realization of an equity security is doubtful, and (iii) you record unrealized gain if you believe that the underlying security has appreciated in value.  Please consider revising the last two sentences of the second paragraph to conform to the guidance for measuring and recording the impairment of available-for-sale securities located in paragraph 16 of SFAS No. 115, paragraphs 7 through 15 of FSP FAS 115-1/124-1, and to SAB Topic 5.M.  In this regard, significantly expand to discuss how you determine whether an individual investment has been impaired, whether the impairment is other than temporary, and how you determine the amount of the impairment loss.

Response:  Last two sentences of second paragraph as originally presented:

"We will record unrealized loss on investments when we believe that an investment has become impaired, including where realization of an equity security is doubtful.  We will record unrealized gain if we believe that the underlying security has appreciated in value."

Proposed revision:

Paragraph 16 of SFAS No. 115, paragraphs 7 through 15 of FSP FAS 115-1/124-1 and SAB Topic 5.M provide guidance for measuring and recording the impairment of available-for-sale securities.  In summary, for individual securities classified as available-for-sale securities, an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary.  If the decline in fair value is judged to be  other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings (accounted for as a realized loss).  The new cost basis shall not be changed for subsequent recoveries in fair value.  Subsequent increases in the fair value of available-for-sale securities shall be included in other comprehensive income and subsequent decreases in fair value, if not an other-than-temporary impairment, also shall be included in other comprehensive income.

The first step in the analysis is to determine if the security is impaired.  Both of our available-for-sale securities are listed and we use the closing market price to determine the amount of impairment if any.  The second step, if there is an impairment, is to determine if the impairment is other than temporary.  SAB Topic 5.M provides in part that the following should be considered to determine if a decline in the value of an equity security is other than temporary and that a write-down of the carrying value is required:
•	The length of the time and the extent to which the market value has been less than the cost;
•
The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a segment of the business that may affect the future earnings potential; or

•	The intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

Unless evidence exists to support a realizable value equal to or greater than the carrying value of the investment in equity securities classified as available-for-sale, a write-down to fair value accounted for as a realized loss should be recorded.  Such loss should be recognized in the determination of net income of the period in which it occurs and the written down value of the investment in the issuer becomes the new cost basis of the investment.

Financial Statements

Statements of Cash Flows, page 21

7.
See the financing activity line item "Advance from related party."  From disclosure in Note 9, we see that such advance is non-interest bearing, and does not appear to represent a loan.  In this regard, to the extent the advance was used for working capital purposes not identified with any type of investing or financing activity, please reclassify this amount to cash flows used in operating activities.  See SFAS No. 95, paragraph 22.  We also note you received additional advances in the first quarter ended March 31, 2009.  Such advances should also be similarly reclassified, as appropriate.

Response:  You are correct, the advances were primarily for working capital and should be included in cash flows from operating activities.

Note 1, Nature of Business

Organization, page 23

8.
See the third paragraph.  Please clarify how the total 6% interest earned on the convertible note is "distributed" by Investors LLC, as we note you indicate one-third of the interest is paid as a management fee to you while the remaining 4% interest is distributed to you and other investors on a pro-rata basis.  Also, expand the disclosure in the fourth paragraph of Note 11 to disclose that the $5.0 million, 6% convertible note is the principle asset of Investors LLC, which you hold a 23% equity investment.

Response:  As disclosed, Investors LLC receives 6% interest on its $5 million loan to HOA.  Investors LLC in turn pays the Company 2% of this interest or $100,000 in management fees and distributes the remaining 4% to each of the members in proportion to the members investment.

We would repeat the noted disclosure in Note 1 in the third paragraph under organization rather than Note 11.

Note 2, Significant Accounting Policies, page 25

9.
Please clarify that your revenue includes management fees, and that you also earn additional revenue for management and other technical services provided to certain of your investments (please define the meaning and nature of 'certain of your investments').  Please note that "revenues" should exclude equity in earnings (losses) of your investments.  Also please expand to indicate your policy for revenue recognition using the guidance in SAB Topic 13.A.1.

Response:  Our revenue recognition policy as originally stated:

The Company’s current sources of revenue include management fees and equity in earnings (losses) of its investments.  The Company also earns additional revenue for management and other technical services provided to certain of its investments.  Payment for management services may be in the form of unregistered shares of common stock of the company, which are recorded based on the fair value determination of our Board of Directors.

Proposed revision:

The Company's current source of revenue is from management fees from both affiliated companies and non-affiliated companies.  Our revenue recognition follows the guidelines of SAB Topic 13.A.1, which provides that revenue is generally realized or realizable and earned when all of the following criteria have been met:
•	Persuasive evidence of an arrangement exists;
•	Delivery has occurred or services have been rendered;
•	The seller's price to the buyer is fixed or determinable; and
•	Collectability is reasonably assured.
We may collect revenue in both cash and in the equity securities of the company to whom we are providing services.  Typically when we are paid cash for services, it is based on a monthly fee and is recorded when earned.  When we receive equity securities for our management services, we generally receive the securities in advance for our services to be earned over the life of the contract, generally one year.  We value these securities and defer recognition of the revenue over the life of the management contract.

Note 4, Investments, page 31

10.
Please expand the disclosures of your available-for-sale securities to further provide the major type of security.  In this regard, indicate the securities that pertain to debt, equity or other security types.  See paragraph 19 of SFAS No. 115.  In addition, for any debt securities, disclose the contractual maturity dates pursuant to paragraph 20 of SFAS No. 115.

Response:  We have investments in the common stock of two companies which comprise the total of our available-for-sale securities, as follows:

		Unrecognized
		Holding	Fair
	Cost	Losses	Value
December 31, 2008
Special Projects Group	$144,350	$(112,943)	$31,407
Syzygy Entertainment, Ltd.	1,114,221	(1,037,083)	77,138
	$1,258,571	$(1,150,026)	$108,545

December 31, 2007
Special Projects Group	$144,350	$(92,005)	$52,345
Syzygy Entertainment, Ltd.	1,114,221	(150,000)	964,221
	$1,258,571	$(242,005)	$1,016,566

11.
To the extent any of your equity method investees are considered significant pursuant to the investment, asset, and income tests for significant subsidiary outlined in Rule 1-02(w) of Regulation S-X, substituting 20% for 10%, please provide summarized financial data for each such investee (or combined investees that exceed 20% on an aggregated basis) that includes at a minimum, revenues, gross profit, income (loss) from continuing operations, and net income (loss).  Such data in the annual financial statement notes should not be labeled as "unaudited."  In this regard, it appears that summarized financial data may be required for your equity method investee, Chanticleer Investors, LLC.

Response:  You are correct, we should have included the information for Chanticleer Investors LLC, which follows:

	2008	2007

Revenue (interest income)	$300,000	$300,000
Gross profit	$300,000	$300,000
Income from continuing operations	$199,506	$199,232
Net income	$199,506	$199,232

Controls and Procedures, page 38

12.
It appears you inadvertently omitted an evaluation of your disclosure controls and procedures pursuant to the requirements of Item 307 of Regulation S-K.  We note you have appropriately include such information in your March 31, 2009 Quarterly Report on Form 10-Q.  Please comply in future filings on Form 10-K.

Response:  We will include the evaluation in future filings of Form 10-K.

Form 10-Q (Quarter Ended March 31, 2009)

Balance Sheets, page 3

13.
We assume that you adopted SFAS 141(R) on January 1, 2009 as anticipated.  If our understanding is correct, it appears that the deferred acquisition costs should have been charged off as contemplated by paragraph 59 of the revised statement.  Please revise or advise.

Response:  We will include the revision in our amended Form 10-Q.

Statements of Cash Flows, page 5

14.
See the operating activity line item, "Increase (decrease) in deferred revenue."  Please tell us how the decrease of $72,917 was computed for the three months ended March 31, 2009, as we note that there was no amount of deferred revenue recorded on the balance sheet at December 31, 2008 and such amount was approximately $302,000 at March 31, 2009.  In addition, expand the last paragraph of note 3 to disclose the total value of the two new investments received in exchange for services provided, and disclose that these investments are accounted for using the cost method, if true.

Response:  We received two new investments of common stock valued at $375,000 in aggregate which will be accounted for utilizing the cost method.  The investment account was debited for $375,000 and deferred revenue was credited for $375,000.  Both investments were in compensation for management services to be provided over a one-year period.  Deferred revenue was amortized in the total amount of $72,917 to account for the recognition of management services during the quarter.  ($375,000-72,917=302,083).

The last paragraph of Note 3 will be revised as follows:

The Company received common stock investments in two non-public companies in exchange for providing management services for one year during the quarter ended March 31, 2009.  The Company recorded the investments at their estimated fair market value of $375,000 and is amortizing the related deferred revenue over the one year period in which services are being provided.  The investments are being accounted for using the cost method.

Note 3, Investments, page 8

15.
As a related matter, please quantify your percentage ownership interest in each of the two companies.  In addition, please clarify how estimated fair market value was determined.  If the companies are not publicly traded, describe each of the companies and explain your valuation methodology in detail.

Response:  Both companies are currently raising funds through the sale of equity securities.  Our investment in Remodel Auction Incorporated is approximately 3% and our investment in Breezeplay, Inc. is approximately 2.8%.

Remodel Auction Incorporated was formed to launch and operate an online listing service for remodeling projects.  We valued our investment at 50% of the price Remodel was receiving from third parties for its stock.

BreezePlay™ LLC (“BreezePlay” or the “Company”), headquartered in Charlotte, NC, is an energy solutions provider serving the needs of residents and utilities via partnership programs with major utilities. The Company offers a proprietary monitoring system called EnviroScape™, which is the only residential consumer energy management product on the market that monitors residential energy consumption 24/7 to provide actual usage and rate data, and that enables customers the ability to automatically adjust systems to effect consumption and automate savings. BreezePlay field data demonstrate that energy consumption awareness will result in a 10-25% overall energy savings to the customer. Continuous monitoring and reporting of energy use via the EnviroScape Energy Management and Control panel, as well as the Internet, is provided so both customers and utilities can track how conservation efforts are saving energy and money. Energy providers can use this panel as a gateway to educate and encourage consumer restraint during peak load periods, thereby assisting in their Demand Response Management (DRM) programs. Furthermore, the panel allows the participating utility to monitor and control overall usage, in addition to certain energy-intensive systems within the home, such as HVAC systems, water heaters, swimming pool and spa pumps, and electric vehicle charging stations. BreezePlay has aligned with some of the country’s largest Investor Owned Utilities (IOUs), Electrical Cooperatives, and Municipal Power Companies, all of which have shown a strong interest to install the BreezePlay system into their customer base as rapidly as possible.

The Company’s unique technology process and business model gives it significant advantages over other home energy management systems, which are generally too complex, too expensive, and/or require smart meters (see Appendix D). Unlike many other software solutions in the marketplace, utilities are encouraged to be strategic partners with The Company, but the business model is not reliant on their participation. There is a pay per-unit installation price, as well as a monthly fee to BreezePlay for ongoing monitoring. Interactive, real-time, consumer energy management using smart grid technology has been an imperative goal of utilities for years and many are aggressively pursuing the BreezePlay system.

BreezePlay had raised more capital at the time of our contract and we valued our investment at the price at which BreezePlay was selling its common stock to third parties.

16.
Please provide us with a supplemental schedule of each individually significant component of your available-for-sale securities as of each balance sheet date.  Identify each significant investee and describe the nature of the investment.  Explain and illustrate the methodology you applied in order to ascertain whether each such investment was other than temporarily impaired at the balance sheet dates and provide detailed support for you conclusion.  We may have further comments upon review of your response.

Response:  Following is a schedule of our two available for sale equity securities at March 31, 2009 and December 31, 2008.

		Unrecognized
		Holding	Fair
	Cost	Losses	Value
March 31, 2009
Special Projects Group	$144,350	$(112,943)	$31,407
Syzygy Entertainment, Ltd.	1,114,221	(1,037,083)	77,138
	$1,258,571	$(1,150,026)	$108,545

December 31, 2008
Special Projects Group	$144,350	$(112,943)	$31,407
Syzygy Entertainment, Ltd.	1,114,221	(1,075,652)	38,569
	$1,258,571	$(1,188,595)	$69,976

Special Projects Group is listed on the OTC Bulletin Board, but has not traded since December 2007.  We currently value our investment at 60% of the last traded price of $0.05 per share which we consider to be the value of the stock of a public shell.  The unrecognized loss at December 31, 2008 should have been recognized as an other-than-temporary loss at that time.

Syzygy Entertainment, Ltd. is a domestic holding company with a Turks and Caicos Islands subsidiary which owns and operates a casino in the islands.  The stock traded in the $5 to $6 range when the Company acquired the majority of its investment, but closed at $0.18 per share at December 31, 2008.  The Company valued its investment at December 31, 2008 at $0.12 per share to provide for price drops in early 2009.  The price continued to decline to $0.06 at March 31, 2009 and is now at $0.02 per share with no sales.  It appears that the unrecognized loss at December 31, 2008 should have been recognized as an other-than-temporary loss at that time.

Management's Discussion and Analysis

Comparison of three months ended March 31, 2009 and 2008, page 14

17.
Refer to your discussion of revenue.  Please revise to clarify, if true, that you earned management fees on services that you provided to previously unrelated companies.  In addition, please state that these companies compensated you with shares of their stock rather than in cash.  Your current disclosure that you "received equity investments" is confusing.

Response:  The discussion regarding revenue would be revised as follows:

Revenues amounted to $103,417 ($25,000 from Investors LLC) in the three months ended March 31, 2009, as compared to $153,555 ($25,000 from Investors LLC) in the year earlier period.  The Company received cash from Investors LLC and was compensated with shares of common stock for the other revenue earned from unaffiliated companies.

18.
See the paragraph discussion of "other income (expense)."  Please clarify that in the three months ended March 31, 2008 you recorded an unrealized holding loss of $17,500 from marketable equity securities, if true.

Response:  The paragraph is as follows and already states that the $17,500 loss was in the 2008 period.

Other income (expense) amounted to $7,634 in 2009 and ($16,199) in 2008.  The Company recorded an unrealized loss in 2008 from marketable equity securities in the amount of $17,500.  All marketable equity securities were sold by the end of 2008.

19.
Refer to the Form 8-K form May 29, 2009.  We note that you have agreed to extend the term of the $5 million loan originally due on May 24, 2009.  Please discuss the business reasons for your very recent decision to extend this loan for an additional eighteen months.  Discuss the consideration you have given to the collectability of this loan and to the valuation of your related investment in Chanticleer Investors LLC.

Response:  After we filed the Form 10-Q for March 31, 2009, we determined that it was in our best interests to bring in another partner, to whom we sold 1/2 of our 23% interest for $575,000.  In addition, we felt that the convertibility feature of the debt was one of the principal upsides to the transaction and the other investors also wanted to keep this upside, which with an improved economy could prove to be very valuable.  In addition, the interest rate was increased from 6% to 8% for the 18 month extension.  The company continues to be profitable and we did not find any negative indications which would indicate a problem with collectability.  Our ability to sell half of our investment for cost would seem to further support a lack of any impairment at this time.

20.	In addition, please explain whether and how this development impacts your liquidity for the fiscal year.

Response:  As noted above, we sold 1/2 of our investment for its cost of $575,000 at the end of May 2009.  We agreed to reduce our management fee from 2% to 1% ($50,000 per year commencing May 24, 2009), but have increased the yield of our investment to 7% from 4%.  We expect to use this partial liquidation of our investment in conjunction with other new sources of cash management fees to achieve our cash requirements.

Controls and Procedures, page 15

21.
Please expand the disclosure under section (b) to clarify whether or not there have been any changes in your internal control over financial reporting.  Your current disclosure is limited to the wording "internal controls."  See Item 308T(b) of Regulation S-K.  In addition, please expand to describe the corrective actions taken with regard to significant deficiencies and material weaknesses (and describe the material weaknesses identified in your internal control over financial reporting).  In this regard, we note management's assessment of the internal control over financial reporting at December 31, 2008 was 'not effective.'  Please explain what corrective measures were implemented to reach the conclusion that your disclosure controls and procedures are 'effective' subsequently at March 31, 2009.  In addition, please reconsider your conclusion upon resolution of these comments.

Response:  Our response would be revised as follows:

There have been no significant changes in internal controls over financial reporting or in other factors that could significantly affect these controls during the quarter ended March 31, 2009, including any corrective actions with regard to significant deficiencies and material weaknesses.

Management believes that lack of segregation of duties noted at December 31, 2008 continues to be a material weakness.  However, management also believes that this material weakness did not have an effect on our financial results due primarily to the Company hiring an internal accountant in 2008 to improve the segregation of duties and continuing to use a third-party to review its financial information and prepare its financial statements, which are reviewed by its auditor.

The Company is aware and acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Michael D. Pruitt
Chief Executive Officer and
  Chief Financial Officer

Cc  Creason & Associates, P.L.L.C.